Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    April    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________




WILLOW CREEK COAL PROJECT PROJECT MANAGERS APPOINTED

VANCOUVER, BRITISH COLUMBIA, April 21, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") is pleased to announce the appointment of Merit Consultants International Inc ("Merit") as Project Managers for the design, procurement and construction of Stages 1 and 2 of the coal handling facilities associated with the Company's proposed Willow Creek Coal Project. The appointment is another important step towards opening the Willow Creek coal mine as the Company moves towards commencing production in late June 2004 following the agreement in principle for a $10 million CAD (US$7.6 million) debt facility. The Willow Creek coal mine will begin operations shipping run-of-mine PCI coal (pulverised coal injection) at a rate of approximately 45,000 tonnes per month.

In August 2003, PVM commissioned Merit to undertake a review of the project costs (excluding the mobile equipment and Stage 3 preparation plant facilities) required to achieve the planned coal production levels. The review by Merit included identifying and costing used equipment currently readily available in the marketplace as a means of reducing capital costs. Merit is therefore well suited to undertake the project manager role.

Merit will manage the development of the facilities associated with Stages 1 and 2 of the project which includes coal crushing, conveying and stacking system, rail siding, power line, environmental control works and mine office. The planned construction will expand and improve the facilities to increase the production capacity to up to a monthly rate of 95,000 by September 2004. Cumulative production for calendar 2004 is projected at approximately 515,000 tonnes, for a total estimated capital expenditure of approximately C$8 million.



PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer


Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.




                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    April 21, 2004                " Graham Mackenzie "
                                      President and Chief Executive Officer